UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010
  DIVISION OF
CORPORATION FINANCE



Mail Stop 4561	January 27, 2006

Mark E. Woodward
President and Chief Executive Officer
Serena Software, Inc.
2755 Campus Drive, 3rd Floor
San Mateo, California 94403

Re:	Serena Software, Inc.
Amendment No. 1 to Schedule 13E-3
Filed January 11, 2006
File No. 5-58055

Amendment No. 1 to Schedule 14A
Filed January 11, 2006
File No. 0-25285

Dear Mr. Woodward:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Schedule 14A

1. We note your response to prior comment 4 from our comment letter dated December 28, 2005, that Silver Lake Technology Associates II,
L.L.C., the sole general partner of Silver Lake Partners II, L.P. is not a "parent" of Spyglass because of the minimum ownership interest in Silver Lake Partners II. Rule 12b-2 of the Exchange Act defines the "parent" of a specified person as an affiliate controlling such person directly, or indirectly through one or more intermediaries. Please provide us an analysis as to whether Silver Lake Technology Associates II may be considered a "parent" as defined in Rule 12b-2, and tell us under what circumstances a sole general partner of a partnership would not be a control person with respect to that partnership.

Special Factors, page 16

2. We note the amended disclosure on page 27 in response to prior comment 24. Please clarify what is meant by the statement that the board of directors "accepted" the analysis and conclusion of Morgan
Stanley. For example, tell us whether the board merely received the analysis, or whether they based their fairness conclusion at least in part on the criteria, valuations, methodologies and conclusions that were employed by Morgan Stanley.

Opinion of Morgan Stanley & Co. Incorporated, page 32

3. We note the amended disclosure on page 34 in response to prior comment 32. Please expand to discuss the "other characteristics" that caused Morgan Stanley to exclude certain companies from the comparable company analysis. Please also disclose how many companies meeting the general criteria of selling software products that are similar to those of Serena`s Morgan Stanley excluded because of the diversified nature of their business or other characteristics.

4. We note the amended disclosure on page 36 in response to prior comment 33. Please tell us whether any precedent transactions in the software industry of comparable size to the Serena merger were not included in the analysis. If so, please disclose this fact and explain why these transactions were excluded.

Position of Silver Lake Filers as to Fairness, page 40

5. State whether or not the Silver Lake Filers considered the company`s going concern value. If these filing persons did not consider this factor, explain why they did not. The discussion of factors considered in determining fairness must include an analysis of the extent, if any, to which the filing persons` belief are based on the factors described in Instruction 2 to Item 1014 of Regulation
M-A, including going concern value. See Instruction 2 (iv) of Item
1014 of Regulation M-A.  We note your statement that the Silver
Lake
Filers "were aware that several of the analyses performed by Morgan
Stanley in connection with its fairness opinion to the special committee and the board of directors of Serena addressed the value of
Serena on a going concern basis, and the Silver Lake Filers believe that these analyses support their conclusion that the transaction is fair to Serena`s unaffiliated stockholders." To the extent these filers seek to rely on the fairness opinion by Morgan Stanley to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity.


*	*	*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Anne Nguyen, Special Counsel, at (202) 551-
3611,
Barbara C. Jacobs, Assistant Director, at (202) 551-3735, or me at
(202) 551-3462 with any other questions.


Sincerely,



Mark P. Shuman
Branch Chief

cc:	via facsimile
Larry W. Sonsini, Esq.
John A. Fore, Esq.
Wilson Sonsini Goodrich & Rosati


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Mark E. Woodward
Serena Software, Inc.
January 27, 2006
Page 1